Exhibit 2.1

Execution Version

SUBJECT TO FRE 408

CONFIDENTIAL

ASSET PURCHASE AGREEMENT

dated as of

June 26, 2018

by and among

GEOKINETICS INC.,

GEOKINETICS HOLDINGS USA, INC.,

GEOKINETICS PROCESSING, INC.,

GEOKINETICS USA, INC.,

ADVANCED SEISMIC TECHNOLOGY, INC.,

GEOKINETICS INTERNATIONAL HOLDINGS, INC.,

GEOKINETICS INTERNATIONAL, INC.,

GEOKINETICS (AUSTRALASIA) PTY. LTD.,

AND

GEOKINETICS EXPLORATION, INC.

as the Sellers

and

SAEXPLORATION, INC.

as Buyer

i

ii

iii

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this “Agreement”) is made and entered into effective as of this 26th day of June, 2018 (the “Effective Date”), by and among Geokinetics Inc., a Delaware corporation (“GeoK”) and certain of its subsidiaries, debtors and debtors-in-possession, on the one hand (each, a “Seller” and collectively, “Sellers”), and SAExploration, Inc., a Delaware corporation, or its affiliated designee (“Buyer”), on the other. Buyer and Sellers may be referred to herein individually as a “Party” and collectively as the “Parties”.

WHEREAS, Sellers own and operate a geophysical services company specializing in acquiring and processing seismic data worldwide (the “Business”);

WHEREAS, Sellers desire to sell to Buyer, and Buyer desires to purchase from Sellers, pursuant to the terms and conditions of this Agreement, certain Purchased Assets (as defined below);

WHEREAS, on June 25, 2018 (the “Petition Date”), GeoK and certain of its Affiliates (collectively, the “Debtors”) each filed or will have filed voluntary petitions in the United States Bankruptcy Court for the Southern District of Texas (the “Bankruptcy Court”) for relief under Chapter 11 of title 11 of the United States Code, §§ 101 et seq. (the “Bankruptcy Code”) in the lead case styled In re Geokinetics Inc., et al. (the “Bankruptcy Cases”);

WHEREAS, the Parties intend to effectuate the transactions contemplated by this Agreement through a sale of the Purchased Assets free and clear of all Liens, Liabilities and Encumbrances pursuant to sections 363 and 365 of the Bankruptcy Code;

WHEREAS, Sellers’ ability to consummate the transactions contemplated by this Agreement is subject to, among other things, the entry of orders by the Bankruptcy Court (i) establishing procedures for an auction process to solicit higher or better bids (the “Bidding Procedures”), which Bidding Procedures shall be satisfactory to Buyer and, unless otherwise agreed to by Buyer, shall include the Bidding Protections (as defined below) (the “Bidding Procedures Order”); and (ii) approving the sale of the Purchased Assets to the highest and best bidder at the conclusion of the Auction (as defined below) (the “Sale Order”), each in the form acceptable to Buyer; and

WHEREAS, capitalized terms used in this Agreement shall have the meanings ascribed to them in Annex A hereto or as may be set forth throughout this Agreement.

NOW, THEREFORE, for and in consideration of the premises and the mutual agreements contained herein, Buyer and Sellers agree hereby as follows:

ARTICLE I

SALE AND PURCHASE

Section 1.1    Purchased Assets. Subject to the entry of the Sale Order by the Bankruptcy Court and the exclusions set forth in Section 1.2, and in accordance with the terms and conditions of this Agreement, Sellers agree to sell, assign, transfer, convey and deliver to Buyer, and Buyer agrees to purchase, acquire and assume from Sellers, all right, title and interest in and to the following (collectively, the “Purchased Assets”), as more specifically described in the Disclosure Schedules, free and clear of all Encumbrances (other than the Assumed Liabilities) to the maximum extent allowed by Section 363(f) of the Bankruptcy Code:

(a)    The outstanding accounts receivable (“Accounts Receivable”);

(b)    The equipment, machinery, tools, vehicles and other tangible personal property set forth on Section 1.1(b) of the Disclosure Schedules;

(c)    Certain Contracts, real property leases and any amendments, codicils, side letter agreements, extensions and integrated agreements thereto, that relate primarily to the Business (the “Assigned Contracts”) set forth on Section 1.1(c) of the Disclosure Schedules; provided, however, that Buyer reserves the right to amend Section 1.1(c) of the Disclosure Schedules through and including the Closing Date; provided, that, other than with respect to any amendments with respect to the TGS Contract and the Malaysia Contract made by July 3, 2018 and any real property leases, Buyer shall be responsible for payment of actual costs and expenses in connection with any such amendments;

(d)    To the extent assignable, Tax assets other than deposits for the payment of Taxes;

(e)    Inventory, finished goods, raw materials, work in progress, packaging, supplies, parts, and other inventories;

(f)    Seismic data, trademarks, know-how, trade secrets, patentable inventions, patents (whether or not abandoned and regardless if listed on Section 1.1(f) of the Disclosure Schedules) and other intellectual property rights associated with the Business, including those set forth on Section 1.1(f) of the Disclosure Schedules;

(g)    Customer lists, electronic media, books and records associated with the Purchased Assets and the design and operation thereof;

(h)    Insurance claims and proceeds to the extent related to the Purchased Assets or the Assumed Liabilities;

(i)    To the extent transferable, Permits, including environmental Permits held by Sellers and required for the conduct of the Business as currently conducted or for the ownership and use of the Purchased Assets;

(j)    All rights to any actions of any nature available to or being pursued by any Seller to the extent related to the Business, the Purchased Assets or the Assumed Liabilities, whether arising by way of counterclaim or otherwise;

(k)    Prepaid expenses, credits, advance payments, claims, security, refunds, rights of recovery, rights of set-off, rights of recoupment, and deposits, other than: Tax deposits; bank deposits; deposits associated with Contracts that are not Assigned Contracts; professional retainers; prepaid insurance; and rights of setoff, recoupment and rights of recovery relating to Contracts that are not Assigned Contracts, other Excluded Assets or Excluded Liabilities);

(l)    All causes of action, including causes of action under Chapter 5 of the Bankruptcy Code, related to the Purchased Assets and against vendors from which a Seller has purchased goods or services during the 91-day period prior to the filing of the Bankruptcy Cases;

(m)    The overriding royalty interests owned by Seller in the following State of Alaska oil and gas leases: ADL 391701; ADL 391704; ADL 391706; ADL 391707; ADL 391725; ADL 391731 and ADL 391732; and

(n)    Originals, or where not available copies, of all books and records provided that Sellers will be entitled to retain copies of all books and records.

Section 1.2    Excluded Assets. Notwithstanding the foregoing, the term “Purchased Assets” shall not include any assets of Sellers, other than the Purchased Assets, including the following (collectively, the “Excluded Assets”):

(a)    Any assets related to the Sellers’ or their Affiliates’ operations or entities in Brazil or Egypt; provided, however, that certain Brazilian equipment assets shall constitute Purchased Assets to the extent included on Section 1.1(b) of the Disclosure Schedules;

(b)    Any assets not listed in Section 1.1;

(c)    Cash, cash equivalents and payments in transit;

(d)    Tax deposits;

(e)    Deposits associated with Contracts that are not Assigned Contracts;

(f)    Professional retainers;

(g)    Prepaid insurance, including for directors’ and officers’ liability insurance;

(h)    Rights of setoff, recoupment or rights of recovery relating to Contracts that are not Assigned Contracts or other Excluded Assets, or that relate to Excluded Liabilities;

(i)    Attorney-client relationships and related evidentiary privileges;

(j)    Equity interests in, or assets of, subsidiaries of Seller that are not debtors in the Chapter 11 Proceeding; and

(k)    All causes of action, including causes of action under Chapter 5 of the Bankruptcy Code, other than those referred to in Section 1.1(l) above.

Section 1.3    Assumed Liabilities. Upon the terms and subject to the conditions of this Agreement, Buyer agrees, at the Closing, to assume, pay, perform and discharge only the following Liabilities (as defined below) (such Liabilities, the “Assumed Liabilities”):

(a)    Any and all amounts due and owing in order to cure any defaults under the Assigned Contracts that are required to be cured under the Bankruptcy Code (the “Cure Costs”) in an amount not to exceed One Million Dollars (US $1,000,000.00) in the aggregate (the “Cure Costs Cap”) due and owing under the Assigned Contracts in the aggregate;

(b)    All of Sellers’ Liabilities under the Assigned Contracts accrued, arising out of or relating to the period after the Closing;

(c)    All Liabilities relating to amounts required to be paid by Buyer hereunder or the Sale Order;

(d)    All Liabilities relating to Property Taxes (as defined below) imposed on the Purchased Assets that are attributable to any Post-Closing Tax Period; and

(e)    All Liabilities relating to or arising from Buyer’s ownership, possession or use of the Purchased Assets after the Closing Date.

Section 1.4    Excluded Liabilities. Except as specifically set forth in Section 1.3, Buyer shall not assume, be deemed to have assumed, or be liable for any Liabilities other than Assumed Liabilities set forth in Section 1.3 (collectively, the “Excluded Liabilities”), and in no event shall Buyer be deemed to have assumed or be liable for any of the following Liabilities:

(a)    Any Indebtedness of the Sellers existing prior to the Petition Date, including, but not limited to, Indebtedness existing under (i) that certain Loan and Security Agreement dated May 10, 2013 by and among Geokinetics Holdings USA, Inc., Geokinetics Processing, Inc., Geokinetics Acquisition Company, Geokinetics Services Corp., Geokinetics USA, Inc., Advanced Seismic Technology, Inc. and Geokinetics International, Inc., as US borrowers, Geokinetics Exploration, Inc., as Canadian borrower, Geokinetics Inc., Geokinetics International Holdings, Inc. and Geokinetics Management, Inc. as guarantors, the lenders and issuing bank from time to time party thereto, and Wells Fargo Bank, National Association, as administrative agent, collateral agent, sole lead arranger and lead sole bookrunner, as amended from time to time; (ii) that certain Term Loan and Security Agreement dated June 30, 2016 by and among Geokinetics Holdings USA, Inc., as borrower, the guarantors from time to time party thereto, the lenders from time to time party thereto, Wilmington Trust, National Association, as administrative agent, and Wells Fargo Bank, National Association, as collateral agent; and (iii) that certain Term Loan A Promissory Note dated August 25, 2017 made by Geokinetics Holdings USA, Inc., Geokinetics Processing, Inc., Geokinetics USA, Inc., Advanced Seismic Technology, Inc. and Geokinetics International, Inc. for the benefit of Wells Fargo Bank, National Association;

(b)    Any financing incurred on or after the Petition Date required to fund operations and the transactions contemplated by this Agreement;

(c)    All accounts payable, accrued Liabilities, and litigation claims arising on or prior to the Closing, other than the Cure Costs in an amount not to exceed the Cure Costs Cap;

(d)    All Liabilities of Seller under the Assigned Contracts to the extent such Liabilities accrued on or prior to the Closing, other than the Cure Costs in an amount not to exceed the Cure Costs Cap;

(e)    All Liabilities arising out of the operation of the Purchased Assets on or prior to the Closing, other than the Cure Costs in an amount not to exceed the Cure Costs Cap;

(f)    Any Liability or other obligations arising under, relating to or with respect to any employee stock options, equity compensation, employee stock purchase or profit sharing plans of Seller;

(g)    Any Liability or other obligations arising on or prior to the Closing Date with respect to any Employee;

(h)    Any Liability or other obligations arising under, relating to or with respect to any Excluded Asset; and

(i)    Any Liability or other obligations under any severance, retention or termination agreement or arrangement with any Employee, consultant or contractor (or their representatives) of any Seller.

ARTICLE II

PURCHASE PRICE; CLOSING

Section 2.1    Purchase Price. Subject to the terms and conditions hereof, the purchase price for the Purchased Assets is TWENTY MILLION DOLLARS ($20,000,000.00), less the Cure Costs in an amount not to exceed the Cure Costs Cap (the “Purchase Price”), which shall be paid as provided in Section 2.2; provided, however, that if, prior to the Auction, after two (2) days’ written notice from Buyer, Sellers cannot confirm the existence or deliverability of any one or more Purchased Assets having an aggregate fair market value of over $500,000, the Purchase Price shall be subject to a mutually agreed adjustment; provided further that in the event the Parties are unable to agree to an adjustment of the Purchase Price, Buyer may, in its sole option, terminate its obligations to close the transactions contemplated by this Agreement.

Section 2.2    Closing.

(a)    The closing of the purchase and sale of the Purchased Assets (the “Closing”) shall occur no later than five (5) calendar days following entry of the Sale Order (or if such fifth day is not a Business Day, the next Business Day thereafter) and satisfaction or waiver (in respect of any conditions that are subject to waiver) of the other conditions to Closing set forth in Section 8.1, Section 8.2, and Section 8.3 (the date of the Closing, the “Closing Date”). The Closing shall take place at the offices of Akin Gump Strauss Hauer & Feld LLP, located at 1111 Louisiana Street, Houston, Texas or at another location to be agreed upon by the Parties.

(b)    At the Closing, as consideration for the Purchased Assets, Buyer shall pay all Cure Costs up to the Cure Cost Cap and pay directly to Sellers an amount equal to the Purchase Price in United States dollars by wire transfer of immediately available funds wired in accordance with instructions provided by Sellers and Buyer shall assume the Assumed Liabilities.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to Sellers the following as of the Effective Date and as of the Closing Date:

Section 3.1    Organization of Buyer. Buyer is a corporation duly incorporated and validly existing under the laws of the State of Delaware and has full legal right, power and authority to enter into this Agreement and to perform its obligations hereunder. Buyer has full legal right, power and authority to execute and deliver each other agreement, document, instrument or certificate contemplated by this Agreement (“Buyer Documents”) or to be executed by Buyer in connection with the consummation of the transactions contemplated by this Agreement, and to perform its obligations hereunder and thereunder.

Section 3.2    Due Authorization. All necessary corporate action with respect to Buyer has been taken by Buyer to duly authorize the transactions contemplated by, and to execute and deliver this Agreement and each of the Buyer Documents.

Section 3.3    Enforceability. This Agreement and the Buyer Documents contemplated hereby have been duly executed and delivered by Buyer, and assuming the due authorization, execution and delivery by Sellers thereto, and subject to the Bankruptcy Court entering the Sale Order, are valid and binding agreements of Buyer, enforceable against Buyer in accordance with their terms, except as such enforcement is subject to the effect of any applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws relating to or affecting creditors’ rights (collectively, the “Enforceability Exceptions”).

Section 3.4    No Conflict. The execution and delivery of this Agreement, the Buyer Documents and completion of all transactions herein contemplated, does not:

(a)    conflict with, violate, result in a breach or right of termination or acceleration, constitute a default or require any consent or authorization under any other terms, conditions or provisions of any mortgage, indenture, agreement, loan, guarantee, note, bond, permit, license, lease, grant, patent or other undertaking or authorization, written or oral, to or by which Buyer is a party or is bound;

(b)    conflict with, result in a breach of or require any consent under any of the terms, conditions or provisions of Buyer’s certificate of incorporation, bylaws or equivalent governing documents; or

(c)    result in a violation by Buyer of any Law, judgment, order (including executive order), award, writ, injunction or decree applicable to, or binding upon, Buyer.

Section 3.5    Financing. At the Closing, Buyer will have sufficient funds readily available to pay the Purchase Price and Cure Costs up to the Cure Costs Cap and consummate the transactions contemplated by this Agreement.

Section 3.6    Brokers. Neither Buyer nor any Affiliates thereof are parties to any agreement, arrangement or understanding with any person which will result in the obligation of the Sellers or any Affiliates thereof to pay any finder’s fee, brokerage commission or similar payment in connection with the transactions contemplated by this Agreement.

Section 3.7    No Other Representations. Buyer is not relying, nor has Buyer relied, on any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except for the representations and warranties of the Sellers in ARTICLE IV. Such representations and warranties by the Sellers constitute the sole and exclusive representations and warranties of the Sellers and their respective Affiliates, shareholders, directors, officers, employees, agents, representatives or advisors in connection with the transactions contemplated by this Agreement, and Buyer understands, acknowledges and agrees that all other representations and warranties of any kind or nature, whether express, implied or statutory, are specifically disclaimed by the Sellers. Except as provided herein, Buyer hereby expressly waives and relinquishes any and all rights, claims and causes of action against each Seller, their Affiliates and their respective representatives in connection with (a) the accuracy, completeness or materiality of any information, data or other materials (written or oral) furnished to Buyer and its representatives by or on behalf of Sellers, (b) any estimates of the value of the assets or future revenues generated by the assets, (c) the maintenance, repair, condition, quality, suitability, design or marketability of any of the assets or (d) Sellers’ title to any of the assets.

Section 3.8    Litigation. There are no claims, charges, actions, suits, arbitral proceedings (or any basis therefor) pending against, or, to the knowledge of Buyer, threatened against or affecting Buyer, that, (i) if determined or resolved adversely in accordance with the plaintiff’s demands, could reasonably be expected to materially and adversely affect Buyer’s ability to perform is obligations under this Agreement or the Buyer Documents, (ii) in any manner challenge or seek to prevent, enjoin, alter or materially delay the transactions contemplated by this Agreement or the Buyer Documents, or (iii) affects the execution, delivery and performance by Buyer of this Agreement and the Buyer Documents.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF SELLERS

Except as set forth in the corresponding sections or subsections of the Disclosure Schedules, Sellers hereby, jointly and severally, represent and warrant to Buyer the following as of the date hereof and as of the Closing Date:

Section 4.1    Organization of Sellers. Each Seller is duly incorporated or formed and validly existing under the laws of its respective jurisdiction and has all requisite power and authority to own, lease and operate its properties and carry on its business as now conducted. Each Seller, subject to the entry of the Sale Order by the Bankruptcy Court, has full legal right, power and authority to execute and deliver each other agreement, document, instrument or certificate contemplated by this Agreement (the “Seller Documents”) or to be executed by such Seller in connection with the consummation of the transactions contemplated by this Agreement, and to perform its respective obligations hereunder and thereunder.

Section 4.2    Due Authorization. All necessary corporate or other action, as applicable, has been taken by each Seller to duly authorize the transactions contemplated by, and to execute and deliver this Agreement and each of the Seller Documents.

Section 4.3    Enforceability. This Agreement and the Seller Documents contemplated hereby have been duly executed and delivered by Sellers, and assuming the due authorization, execution and delivery by Buyer thereto, and subject to the Bankruptcy Court entering the Sale Order, are valid and binding agreements of Sellers, enforceable against Sellers in accordance with their terms, except as such enforcement is subject to the Enforceability Exceptions.

Section 4.4    No Conflicts; Consents. The execution and delivery of this Agreement, the Seller Documents and consummation of all transactions herein contemplated, do not, unless otherwise cured or authorized by operation of the Bankruptcy Code or authorized by the Sale Order entered by the Bankruptcy Court:

(a)    except as set forth on Section 4.4 of the Disclosure Schedules (the “Required Consents”), conflict with, violate, result in a breach or right of termination or acceleration, constitute a default or require any consent or authorization under any other terms, conditions or provisions of any mortgage, indenture, agreement, loan, guarantee, note, bond, permit, license, lease, grant, patent or other undertaking or authorization, written or oral, to or by which any Seller is a party or is bound;

(b)    conflict with, violate, result in a breach of, or require any consent under any of the terms, conditions or provisions of (A) Sellers’ certificates of incorporation, bylaws or equivalent governing documents, (B) any Contracts (other than the Assigned Contracts) by which any of the Purchased Assets of Sellers are bound;

(c)    give rise to (A) a right of termination, cancellation or acceleration of any obligation, (B) loss of a material benefit under, or (C) any obligation of Sellers to make any payment under, in each case under any Assigned Contract;

(d)    result in a violation by Sellers of any Law, judgment, order (including executive order), award, writ, injunction or decree applicable to, or binding upon, Sellers; or

(e)    result in the creation of any Encumbrances upon any of the Purchased Assets.

Section 4.5    Financial Statements. Complete copies of the audited financial statements consisting of the balance sheet of the Business as at December 31 in each of the years 2017, 2016 and 2015 and the related statements of income and retained earnings, stockholders’ equity and cash flow for the years then ended (the “Audited Financial Statements”), and unaudited financial statements consisting of the balance sheet of the Business as at March 31, 2018 and the related statements of income and retained earnings, stockholders’ equity and cash flow for the three-month period then ended (the “Interim Financial Statements” and together with the Audited Financial

Statements, the “Financial Statements”) have been delivered to Buyer. The Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved, subject, in the case of the Interim Financial Statements, to normal and recurring year-end adjustments (the effect of which will not be materially adverse) and the absence of notes (that, if presented, would not differ materially from those presented in the Audited Financial Statements). The Financial Statements are based on the books and records of the Business, and fairly present in all material respects the financial condition of the Business as of the respective dates they were prepared and the results of the operations of the Business for the periods indicated. Sellers maintain a standard system of accounting for the Business established and administered in accordance with GAAP.

Section 4.6    Environmental Compliance. Except as set forth on Section 4.6 of the Disclosure Schedules: (i) no written notice, request for information, claim, demand, order, complaint or penalty, in all cases, related to any actual or alleged violation of, or liability arising under, Environmental Law that has not been fully resolved, has been received by the Sellers and there are no judicial, administrative or other actions, suits or proceedings pending or, to the knowledge of Sellers, threatened, which allege a violation of or liability under any Environmental Laws in each case relating to the Sellers; (ii) the Sellers have all Permits necessary for their operations to comply with all applicable Environmental Laws and are in compliance in all material respects with the terms of such Permits and with all other applicable Environmental Laws; (iii) to the knowledge of Sellers, no pollutants, contaminants, wastes, chemicals, materials, substances or constituents of any nature, the presence of which requires investigation, remediation, or corrective action under Environmental Law, including, without limitation, explosive or radioactive substances or petroleum or petroleum distillates, asbestos or asbestos-containing materials, polychlorinated biphenyls or radon gas (collectively, “Hazardous Material”) are located at, in, or under any property currently owned, operated or leased by the Sellers, in all cases, in a condition or manner that would reasonably be expected to give rise to any material liability or obligation of the Sellers under any Environmental Laws; and (iv) no Hazardous Material has been discharged, disposed of, or released by Sellers with respect to Sellers’ utilization of the Purchased Assets or their operation of the Business in a manner that would reasonably be expected to give rise to any material liability or obligation of the Sellers under any Environmental Laws.

Section 4.7    Title to Purchased Assets. (a) Sellers (i) are the legal and beneficial owners of, and have good and marketable title to, the owned Purchased Assets and (ii) hold a valid leasehold interest in the leased Purchased Assets, and (b) as of the Closing Date and subject to the entry of the Sale Order, the Purchased Assets will be free and clear of all Encumbrances to the maximum extent allowed by Section 363(f) of the Bankruptcy Code or, to the extent possible by entry of the Sale Order, other applicable Law; provided, that in each case of clauses (a) and (b), other than any such assets that have resulted in a reduction to the Purchase Price pursuant to the proviso in Section 2.1 or that have otherwise been disposed of or transferred as expressly permitted pursuant to the terms of this Agreement. Upon completion of each conveyance contemplated by this Agreement, Sellers shall have validly and effectively conveyed to Buyer (or its designee) all legal and beneficial interest in and to each Purchased Asset and any related books and records, free and clear of any Encumbrance, and Sellers shall not retain any legal or beneficial interest in any Purchased Asset or related books and records except that Sellers may retain copies of all books and records.

Section 4.8    Reserved.

Section 4.9    Assigned Contracts.

(a)    Each of the Assigned Contracts is in full force and effect and is the legal, valid and binding obligation of Sellers, enforceable against them in accordance with its terms, subject to the Enforceability Exceptions. Except as set forth on Section 4.9 of the Disclosure Schedules, no Seller is, or has been, in default under any Assigned Contract, and, to the knowledge of Sellers, no other party to any Assigned Contract is, or has been, in default thereunder, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder. No party to any of the Assigned Contracts has, or has exercised, any termination rights with respect thereto. Sellers have delivered or otherwise made available to Buyer or its representatives or affiliates true, correct and complete copies of all of the Assigned Contracts, together with all amendments, modifications or supplements thereto, and any related books and records;

(b)    To the knowledge of Sellers, (x) Sellers have not received any notice that any Assigned Contract is currently subject to any right of rescission, set-off, counterclaim or defense, including the defense of usury and (y) there are no bankruptcy actions against any counterparties to Assigned Contracts other than those of the Debtors, if any; and

(c)    Sellers have not, nor to the knowledge of Sellers, has any other lender, agent or servicer, executed any satisfaction, cancellation or release that would operate to release any counterparty from any material liability with respect to its applicable Assigned Contract. No foreclosure, receivership or enforcement action by or against any Seller is pending with respect to or under any Assigned Contract or any Purchased Asset. There are no outstanding commitments to modify or restructure the Assigned Contracts. Except as set forth on Section 4.9 of the Disclosure Schedules, no deposits or other prepaid amounts have been provided or received in connection with the Assigned Contracts.

Section 4.10    Reserved.

Section 4.11    Intellectual Property. Except as set forth in Section 1.1(f) of the Disclosure Schedules or Section 4.11 of the Disclosure Schedules, the Sellers do not own any Intellectual Property related to or used in connection with the ownership or operation of the Purchased Assets. For purposes of this Agreement, “Intellectual Property” means all intellectual property, including all (a) copyrights (registered and unregistered), software (including source code and object code), program files, databases, documentation, drawings, user manuals, websites, social media accounts, and other works of authorship and corresponding domestic or foreign rights therein; (b) trade names, trademarks, trademark applications or registrations, service marks, service mark applications or registrations, trade dress, domain names, and URLs (and all goodwill associated with any of the foregoing), whether domestic or foreign or registered, unregistered and/or common law; (c) inventions (whether patentable or not), invention disclosures, pending patent applications and issued patents, and any continuations, continuations-in-part, divisional applications, reexaminations and reissues thereof, whether domestic or foreign; (d) confidential information, trade secrets, designs, specifications, know-how, processes and other proprietary information and technology, and (e) licenses in respect of any of the foregoing and claims for infringement of or interference with any of the foregoing and the right to recover for past damages.

Section 4.12    Insurance. Section 4.12 of the Disclosure Schedules sets forth a summary of each insurance policy carried by Sellers (including any self-insurance programs) related to the Purchased Assets. All such insurance policies are valid and binding and in full force and effect, all premiums due thereunder have been paid in full and the Sellers have not received any notice of cancellation or termination in respect of any such policy nor are Sellers in default thereunder.

Section 4.13    Taxes. Each Seller has filed all material Tax Returns required to be filed and has timely paid all Taxes due and owing (whether or not shown on any filed Tax Return), other than Taxes contested in good faith. There is not currently any audit exam, notice of deficiency, refund litigation, claim, or notice of assessment or proposed assessment pending or threatened, involving any Seller, and there is no reasonable basis for any such deficiency, assessment or claim relating to Taxes.

Section 4.14    Inventory. Except as set forth on Section 4.14 of the Disclosure Schedules, Sellers do not hold any inventory on consignment.

Section 4.15    Compliance with Laws; Permits.

(a)    Except as set forth on Section 4.15(a) of the Disclosure Schedules, Sellers are in compliance in all respects with all Laws and Permits applicable to the Purchased Assets except as have not had and would not reasonably be expected to have a Material Adverse Effect with respect to Sellers in excess of $500,000. Except as set forth on Section 4.15(a) of the Disclosure Schedules hereto, no communication, whether from a Governmental Authority, citizens group, employee or otherwise, has been received by Sellers since January 1, 2016 and no investigation or review is pending or, to the knowledge of Sellers, threatened by any Governmental Authority with respect to (i) any alleged violations by Sellers thereof of any Law or Permit applicable to the Purchased Assets or (ii) any alleged failure to have all Permits required in connection with the operation of the Business conducted in jurisdictions where the Purchased Assets are located or the ownership of the Purchased Assets, in each case except as have not had and would not reasonably be expected to have a Material Adverse Effect with respect to Sellers in excess of $500,000.

(b)    Sellers hold all material Permits necessary or required to own or operate the Purchased Assets. Set forth on Section 4.15(b) of the Disclosure Schedules is a list of all such Permits (and the status thereof), all of which are valid, effective and in good standing.

Section 4.16    Accounts Receivable. Section 4.16 of the Disclosure Schedules sets forth a full and complete list of the Accounts Receivable at the Effective Date and at the Closing Date (net of any reserves shown thereon and net of any Accounts Receivable collected since the Effective Date and prior to Closing and as increased by any work-in-process billed and converted to Accounts Receivable). Each Accounts Receivable is a true and correct statement of the account for goods delivered to or services actually performed for and accepted by such account debtor in the ordinary course of business materially consistent with past practice. As of the Effective Date, the obligors to which the receivables relate are not in or subject to a bankruptcy or insolvency proceeding, and none of the receivables has been made subject to an assignment for the benefit of creditors. All receivables listed in Section 4.16 of the Disclosure Schedules (net of any reserves shown thereon and net of any Accounts Receivable collected since the Effective Date and prior to Closing) (i) are valid and existing, and (ii) represent monies due for goods sold and delivered or services rendered in the ordinary course of business materially consistent with past practice, and (iii) no material portion of such receivables will be subject to any refunds or adjustments or any defenses, rights of set-off, assignment, restrictions, security interests or other Encumbrances following entry of the Sale Order and application of Section 363(f) of the Bankruptcy Code. Except as reflected in Section 4.16 of the Disclosure Schedules (including any reserves reflected therein), (x) there are no disputes regarding the collectability of a material portion of such receivables and (y) such receivables are adequately reserved for cancellations and bad debt, in both cases, consistent with GAAP. Sellers have not factored any of the receivables.

Section 4.17    Brokers. Except as set forth on Section 4.17 of the Disclosure Schedules, neither the Sellers nor any Affiliates thereof are parties to any agreement, arrangement or understanding with any person which will result in the obligation of Buyer, the Sellers or any Affiliates thereof to pay any finder’s fee, brokerage commission or similar payment in connection with the transactions contemplated by this Agreement.

Section 4.18    Absence of Certain Changes or Events. Except as set forth on Section 4.18 of the Disclosure Schedules or as expressly contemplated by this Agreement, since March 31, 2018, Sellers have not:

(a)    terminated, modified or amended any Assigned Contract or taken any action which violates, conflicts with or resulted in a breach of any provision of, or constitutes a default under, any Assigned Contract;

(b)    (i) sold, leased, transferred or otherwise disposed of any Purchased Assets, except for purchases of materials and sales of inventory in the ordinary course of business consistent with past practice, or (ii) removed any equipment or other material assets (other than finished inventory) from the Sellers’ facilities other than in the ordinary course of business consistent with past practice;

(c)    waived or released any claim or rights included in or related to the Purchased Assets or the Business conducted in jurisdictions in which the Purchased Assets are located with a value individually or in the aggregate in excess of $250,000;

(d)    entered into any material contract, understanding or commitment with any third party related to the Purchased Assets except for Contracts listed on Section 1.1(c) of the Disclosure Schedules;

(e)    introduced any material change with respect to the operations of the Purchased Assets;

(f)    suffered any material damage or destruction to or loss of any material Purchased Assets whether or not covered by insurance;

(g)    changed in any material way Sellers’ accounting methods, principles or practices other than required by changes in GAAP; or

(h)    agreed or committed to do any of the foregoing.

Section 4.19    No Other Representations. Sellers are not relying, nor have Sellers relied, on any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except for the representations and warranties of the Buyer in ARTICLE III. Such representations and warranties by the Buyer constitute the sole and exclusive representations and warranties of Buyer and its Affiliates, shareholders, directors, officers, employees, agents, representatives or advisors in connection with the transactions contemplated by this Agreement, and each Seller understands, acknowledges and agrees that all other representations and warranties of any kind or nature, whether express, implied or statutory, written or oral, are specifically disclaimed by Buyer. Except as provided herein, Seller hereby expressly waives and relinquishes any and all rights, claims and causes of action against Buyer, its affiliates and their respective representatives in connection with the accuracy, completeness or materiality of any information, data or other materials (written or oral) furnished to Seller and its representatives by or on behalf of Buyer. Except for representations and warranties set forth in this Article IV, Sellers further disclaim any representation or warranty, express or implied, of merchantability, fitness for a particular purpose or conformity to models or samples of materials of any of the assets, it being expressly understood and agreed by the Parties that Buyer shall be deemed to be obtaining the Purchased Assets, in their present status, condition and state of repair, “As Is” and “Where Is” with all faults and that Buyer has made or caused to be made such inspections as Buyer deems appropriate without reliance on any representations and warranties disclaimed as set forth above.

ARTICLE V

COVENANTS OF THE PARTIES

Section 5.1    Conduct of Business.

(a)    Except as expressly contemplated by this Agreement or with the prior written consent of Buyer, Sellers covenant and agree that, between the date hereof and the Closing Date, Sellers shall operate the Business in a commercially reasonable manner, and shall confer with Buyer and its representatives, as reasonably requested, to report on operational matters and the general status of ongoing operations. From the date hereof through the Closing Date or the termination of this Agreement in accordance with Article X, except as expressly contemplated by this Agreement or required or prohibited pursuant to a Bankruptcy Court Order or by the Bankruptcy Cases and subject to obtaining any requisite approvals of the Bankruptcy Court, as applicable, or with the prior written consent of Buyer, Sellers shall use their commercially reasonable efforts or, with respect to clause (viii) below, best efforts to:

(i)    conduct the Business with respect to the Purchased Assets in compliance in all material respects with all applicable Laws, rules and regulations;

(ii)    preserve the relationships with the current Employees, customers, distributors, suppliers, vendors and others having business dealings with the Sellers;

(iii)    maintain their physical assets, properties and facilities in their current working order, condition and repair as of the date hereof, ordinary wear and tear excepted;

(iv)    perform, in all material respects, all obligations required to be performed by the Sellers under the Assigned Contracts;

(v)    preserve in all material respects their present business operations and organization associated with the Purchased Assets, provided that Buyer shall not be required to renew or extend any Assigned Contracts that expire in accordance with their existing terms prior to the Closing Date;

(vi)    grant Buyer reasonable access to their Employees, customers, distributors, suppliers and vendors and cooperate with Buyer in communicating with such Persons;

(vii)    bill for products sold or services rendered and pay accounts payable that come due, in each case in the ordinary course of business;

(viii)    to pay all accounts payable incurred on or after the Petition Date;

(ix)    repatriate any Purchased Assets located in Mexico, free of Encumbrances;

(x)     (A) maintain the books, accounts and records of each Seller relating to the Purchased Assets and the Business in all material respects in the ordinary course of business and (B) comply in all material respects with all contractual and other obligations applicable to the operation of the Business associated with the Purchased Assets and the operation of the Purchased Assets;

(xi)    maintain all insurance policies required to be set forth on Section 4.12 of the Disclosure Schedules, or suitable replacements therefor, in full force and effect through the close of business on the Closing Date;

(xii)    timely pay any and all required fees and taxes arising after the Petition Date with respect to patents (if any), patent applications (if any), any trademark applications, any registered trademarks and any other intellectual property comprising the Purchased Assets; and

(xiii)    take any and all other commercially reasonable actions as may be necessary to avoid abandonment, cancellation, or expiration of any of the intellectual property comprising the Purchased Assets.

(b)    From the date hereof through the Closing Date or the termination of this Agreement in accordance with Article X, except as expressly contemplated by this Agreement or required or prohibited pursuant to a Bankruptcy Court Order or by the Bankruptcy Cases, or with the prior written consent of Buyer, Sellers shall not, and shall use commercially reasonable efforts to not permit any Person, directly or indirectly, to:

(i)    sell, lease, assign, license, transfer, convey or otherwise dispose of any of the Purchased Assets, other than (a) Inventory sold in the ordinary course of business not to exceed $25,000 in the aggregate or (b) Purchased Assets used or consumed in the ordinary course of business permitted by this Section 5.1;

(ii)    market the services provided by Sellers to prospective clients, whether or not in direct competition with Buyer;

(iii)    enter into any new material contract, understanding or commitment or renew any existing material Contracts;

(iv)    take any action the intent of which is to cause the termination of their Employees except any termination for cause; or

(v)    terminate, amend, restate, supplement or waive, in each case (other than with respect to termination) in a manner materially adverse to the Sellers, or permit the termination (other than an expiration of an Assigned Contract in accordance with its existing terms), amendment, restatement, supplementation or waiver of, in each case in a manner materially adverse to the Sellers, any rights under any Assigned Contract.

Section 5.2    Cooperation and Efforts. From the date hereof until the Closing or the termination of this Agreement in accordance with Article X, Sellers and Buyer agree (i) to cooperate with each other with respect to obtaining the Bidding Procedures Order and the Sale Order in accordance with the timeframe set forth in this Agreement; (ii) to cooperate with each other in determining whether any filings are required to be made or consents are required to be obtained in any jurisdiction or from any third party in connection with the consummation of the transactions contemplated hereby and in making or causing to be made any such filings promptly and in seeking to obtain in a timely manner any such consent; and (iii) to take, or cause to be taken, all actions, to do, or cause to be done, all things and to use all commercially reasonable efforts to obtain promptly the satisfaction of the conditions to the Closing of the transactions contemplated herein and to fulfill their respective obligations hereunder. Sellers and Buyer shall furnish to each other all such information as may be reasonably required in order to effectuate the foregoing. From the date hereof through the Closing Date or the termination of this Agreement in accordance with Article X, except as expressly contemplated by this Agreement or required or prohibited pursuant to a Bankruptcy Court Order or by the Bankruptcy Cases, or with the prior written consent of Buyer (such consent not to be unreasonably withheld, conditioned or delayed), Sellers shall use their commercially reasonable efforts to (a) provide financial and operating data, and access to personnel, facilities, books, Contracts and records of Sellers and their subsidiaries, and assistance with any post-Closing separation, retaining any key employees, and onboarding any employees following the Closing as required by Buyer and (b) secure the Purchased Assets between the Effective Date and the Closing Date and to maintain them, in all material respects, in the same condition as they were in on the Effective Date, subject to ordinary wear and tear.

Section 5.3    Government Approvals. Buyers and Sellers shall cooperate and use commercially reasonable efforts to obtain the consents, approvals or authorizations of the applicable Governmental Authorities (as defined below), including, without limitation, those set forth on Section 5.3 of the Disclosure Schedules (the “Required Governmental Approvals”). From

and after the date hereof through the Closing Date, each Party shall cooperate to prepare and file any necessary registrations, declarations or filings related to the Required Governmental Approvals and shall take such actions necessary to preserve, and refrain from taking any actions that would reasonably be expected to jeopardize, the ability of the Required Governmental Approvals to be obtained. Sellers shall be responsible for payment of costs and expenses required in connection with obtaining the Required Governmental Approvals necessary to transfer the Purchased Assets to Buyer and Buyer shall be responsible for costs and expenses necessary for to enable Buyer to lawfully own and operate Purchased Assets in any jurisdiction.

Section 5.4    Public Announcements. Except as required by applicable law or the rules of any applicable stock exchange (including any applications, motions or other pleadings deemed necessary or appropriate by the Sellers to be filed in the Bankruptcy Cases) or in applications, motions, or other pleadings or filings required to be made with the Bankruptcy Court (which Sellers shall provide to Buyer in a reasonable number of days, but, in any event, at least two (2) Business Days, in advance of filing with the Bankruptcy Court), neither Buyer nor Sellers shall, nor shall they permit any of their respective Affiliates to, make any public announcement in respect of this Agreement or the transactions contemplated hereby without the prior written consent of the other parties hereto (which consent shall not be unreasonably withheld, conditioned, or delayed); provided, that, each Party hereby consents to, and agrees that no consultation or prior consent shall be required for, the issuance by the other Party or its Affiliates of the press releases attached hereto as Exhibit A or any other disclosures of the type contained, or similar to the disclosures, in such press releases. In the event a Party has approved or been consulted with respect to any disclosures as required hereunder, the other Party or its Affiliates shall be entitled to make disclosures substantially similar (as to form and content) to those prior disclosures that the non-disclosing Party has approved or been consulted with respect to, as applicable.

Section 5.5    Access to Information; Notice of Certain Events.

(a)    From the date hereof until the Closing or the termination of this Agreement in accordance with Section 8, Sellers shall (i) permit Buyer and its representatives to have reasonable access upon reasonable prior notice to the Business, the Purchased Assets, the facilities, the Employees and to such records, Contracts and documents relating to Sellers, the Business and the Purchased Assets as Buyer or its representatives shall request in connection with the transactions contemplated hereby; (ii) furnish to Buyer such financial and operating data and other information relating to the Sellers, the Business and the Purchased Assets as may be reasonably requested; and (iii) instruct the executive officers and senior business managers, employees, counsel, auditors and financial advisors of Sellers to cooperate with Buyer and its representatives regarding the same; provided that in each case Buyer and its representatives shall conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of the Sellers; provided, further, that the Sellers shall not be obligated to provide such access or information to the extent the Sellers determine, in its reasonable good faith judgment, that doing so would violate applicable Law or a pre-existing contract or obligation of confidentiality owing to a third party, or jeopardize the protection of an attorney-client privilege; provided, however, that the Parties hereto shall attempt in good faith to make such alternative arrangements as may be reasonably necessary so that the restrictions in the immediately preceding proviso would not apply. Each Party hereto will hold any such information that is nonpublic in confidence to the extent required hereby and by, and in accordance with, the provisions of the applicable confidentiality agreement between the Sellers and the Buyer.

(b)    After the Closing Date, Buyer shall permit Sellers and their representatives to have reasonable access, during normal business hours, following reasonable advance notice and at Sellers’ sole expense, to the books and records constituting the Purchased Assets as is reasonably necessary for the preparation and filing of Tax Returns and other reports and documents required to be filed by Sellers pursuant to applicable Law or regulation. Any request by Sellers and their representatives for access that, in Buyer’s reasonable discretion, would unreasonably interfere with the ordinary course operation of the Business after the Closing shall not be considered “reasonable” for the purposes of this paragraph.

(c)    Sellers shall give written notice to Buyer promptly after becoming aware of (i) the occurrence of any event, which would be reasonably likely to cause any condition set forth in Article VIII to be unsatisfied at any time from the date hereof to the Outside Closing Date or (ii) any notice or other communication from (x) any Person alleging that the consent of such Person is or may be required in connection with any of the transactions contemplated by this Agreement or (y) any Governmental Authority in connection with any of the transactions contemplated by this Agreement; provided, however, that the delivery of any notice pursuant to this Section 5.5 shall not limit or otherwise affect the remedies available hereunder to Buyer.

Section 5.6    Consents. Sellers will use commercially reasonable efforts to receive the Required Consents.

Section 5.7    Insurance. Sellers will use commercially reasonable efforts to keep their current insurance coverage for the Purchased Assets until the Closing. This shall include, but shall not be limited to, seeking approval from the Bankruptcy Court to make all applicable payments related to current insurance coverage of the Purchased Assets until the Closing, regardless of whether such obligations arose prior to or after the Petition Date.

Section 5.8    Alternate Transactions. Nothing in this Agreement shall restrict Sellers’ right to pursue one or more Alternate Transactions, including marketing Sellers’ assets (including the Purchased Assets) or providing due diligence materials prior to entry of the Bidding Procedures Order subject to the APA Expenses and the Break-Up Fee; provided, however, that, after entry of the Bidding Procedures Order, the Sellers may pursue such Alternate Transactions solely to the extent permitted and on the terms set forth therein.

Section 5.9    Transition of Business. Sellers shall assist Buyer in accomplishing an orderly transition of the Business with respect to the Purchased Assets from Sellers to Buyer or one or more designee of Buyer, including holding discussions with respect to personnel policies and procedures, and other operational matters relating to the Business with respect to the Purchased Assets.

Section 5.10    Transfer of Purchased Assets. Buyer shall obtain title to and assume the risk of loss for the Purchased Assets immediately upon the Closing. Other than as expressly set forth elsewhere in this Agreement, any costs associated with the Purchased Assets incurred before the Closing shall be for the account of Sellers, and any costs associated with the Purchased Assets incurred after the Closing shall be for the account of Buyer.

Section 5.11    Assigned Contracts.

(a)    Notwithstanding anything herein to the contrary, this Agreement shall not constitute an agreement to assign any Assigned Contract if, notwithstanding the provisions of Sections 363 and 365 of the Bankruptcy Code, an attempted assignment thereof, without the consent of any other person party thereto, would constitute a breach thereof (unless the restrictions on assignment would be rendered ineffective pursuant to Sections 9-406 through 9-409, inclusive, of the Uniform Commercial Code, as amended). If, notwithstanding the provisions of Sections 363 and 365 of the Bankruptcy Code, such consent or approval is required but not obtained, neither Sellers nor Buyer shall be in breach of this Agreement nor shall the Purchase Price be adjusted; provided that if any such consent or approval is required but not obtained and Buyer waives, to the extent applicable, any condition precedent with respect thereto, then, Sellers shall cooperate with Buyer without further consideration, in any reasonable arrangement designed to provide Buyer with all of the benefits of or under any such Assigned Contract, including but not limited to enforcement for the benefit of Buyer of any and all rights of Sellers against any person party to the Assigned Contract arising out of the breach or cancellation thereof by such person.

(b)    If the Closing occurs and the Sellers have implemented any reasonable arrangements pursuant to Section 5.11(a), then, from and after the Closing, Buyer shall be responsible for all payment and other obligations under, and for all costs of enforcing rights under, the Contracts underlying such arrangements to the same extent as if such Contracts had been assigned (it being understood and agreed that, from and after the Closing, Sellers (and any of their successors or assigns, including any chapter 7 or chapter 11 trustee, any examiner with expanded powers, responsible person, liquidating trustee or similar estate representative) shall continue to cooperate with Buyer in any reasonable arrangement designed to provide Buyer with all of the benefits of or under any such Contracts (e.g., forwarding any commissions, fees or other payments made to Sellers after the Closing under or in respect of any such Contracts in accordance with the instructions provided by Buyer), including but not limited to enforcement for the benefit of Buyer of any and all rights of Sellers against any person party to such Contract arising out of the breach or cancellation thereof by such person). Any assignment to Buyer of any Assigned Contract that shall, notwithstanding the provisions of Sections 363 and 365 of the Bankruptcy Code, require the consent or approval of any person for such assignment as aforesaid shall be made subject to such consent or approval being obtained.

(c)    Notwithstanding anything in this Agreement to the contrary, (i) at any time prior to the Closing, Buyer will be entitled, in its sole discretion, to designate any Assigned Contract as an Excluded Asset by providing written notice thereof to Sellers and any contract so designated shall be an “Excluded Asset” (and not an “Assigned Contract”) for all purposes hereunder, provided, however, that so long as Sellers provide Buyer with access to Sellers’ counterparties of the Assigned Contracts on and after the Petition Date, Buyer shall provide written notice to Sellers by July 3, 2018 if it desires to designate that certain Master Geophysical Data Acquisition Agreement dated December 12, 2012, between Geokinetics USA, Inc. and TGS-NOPEC Geophysical Company (the “TGS Contract”) as an Excluded Asset (and not an “Assigned Contract”) and (ii) at any time prior to the Closing Date, Buyer will be entitled, in its sole discretion, to direct Sellers to add to the list of Assigned Contracts any Contract used or held for use in or related to the Business to which any Seller is a party by providing written notice thereof to Sellers, and any Contract so designated will constitute an Purchased Asset. Any Assigned Contract that is designated as an Excluded Asset in accordance with the foregoing sentence shall not be assumed and assigned to the Buyer hereunder; any Assigned Contract that is designated as a Purchased Asset in accordance with the foregoing sentence shall be assumed and assigned to the Buyer hereunder.

(d)    Buyer shall, on or prior to the Closing, pay all Cure Costs up to the Cure Costs Cap.

(e)    With respect to each Assigned Contract, Buyer shall provide adequate assurance of the future performance of such Assigned Contract by Buyer. Buyer shall take such actions as may be reasonably requested by Sellers to assist Sellers in obtaining the Bankruptcy Court’s entry of the Sale Order and any other order of the Bankruptcy Court reasonably necessary to consummate the transactions contemplated by this Agreement.

Section 5.12    Permits. Sellers shall provide commercially reasonable assistance to Buyer to assist Buyer in (i) obtaining necessary Permits or (ii) the transfer of Permits from Sellers to Buyer. Any and all fees required by any Governmental Authority or any Person for the transfer of a Permit shall be the sole responsibility of Sellers and any and all fees and expenses required by any Governmental Authority to obtain new Permits shall be the sole responsibility of Buyer.

Section 5.13    Disclosure Schedules and Supplements. Until the Closing Date or the termination of this Agreement in accordance with Article X, Sellers shall as promptly as practicable deliver any schedules not previously delivered or supplement or amend the Disclosure Schedules with respect to any matter that, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in the Disclosure Schedules. Any such schedules not previously delivered and any such supplemented or amended Disclosure Schedules shall be disregarded for purposes of determining whether Sellers have met the conditions set forth in Section 8.2(a) and Section 8.2(b).

Section 5.14    Further Assurances.

(a)    At the request and the sole expense of the requesting Party, Buyer or Sellers, as applicable, shall execute and deliver, or cause to be executed and delivered, such documents as Buyer or Sellers, as applicable, or their respective counsel may reasonably request to effectuate the purposes of this Agreement and transactions contemplated hereby.

(b)    Each Party shall use commercially reasonable efforts to take, or cause to be taken, all other actions and to do, or cause to be done, all other things reasonably necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated hereby.

(c)    From and after Closing, if Sellers or any of their Affiliates receive or collects any funds relating to any Accounts Receivable or any other Purchased Asset, Sellers or their Affiliates shall remit such funds to Buyer within five Business Days after its receipt thereof and if Buyer or any of its Affiliates receive or collects any funds relating to any Excluded Assets or Excluded Liabilities, Buyer or its Affiliates shall remit such funds to Sellers within five Business Days after its receipt thereof.

ARTICLE VI

EMPLOYEE MATTERS

Section 6.1    Employees.

(a)    Buyer shall be neither obligated to, nor prohibited from, offering employment to any Employee from and after the Closing (it being understood that the Buyer may solicit, or attempt to solicit, any Employee prior to the Closing so long as the hiring of any such Employee by the Buyer occurs from and after the Closing).

(b)    Sellers shall cooperate and consult in advance with Buyer regarding any communications by Seller with any Employee regarding the Bankruptcy Cases or the transaction contemplated by this Agreement prior to the Closing

ARTICLE VII

BANKRUPTCY COURT MATTERS

Section 7.1    Sale Motion. On the Petition Date, Sellers shall file with the Bankruptcy Court, a motion seeking entry of the Sale Order (the “Sale Motion”), in form and substance acceptable to Buyer, with such changes as may be acceptable to Buyer in its sole discretion. Sellers shall affix a true and complete copy of this Agreement to the Sale Motion filed with the Bankruptcy Court (which shall be, subject to the approval of the Bankruptcy Court, without schedules).

Section 7.2    Bankruptcy Court Orders. In connection with the transactions contemplated by this Agreement, Sellers shall file with the Bankruptcy Court after the execution of this Agreement by each of the parties hereto, applications for, and shall use their commercially reasonable efforts to obtain the following orders, in form and substance acceptable to Buyer in its sole discretion, and Sellers shall not amend or modify the following orders without the consent or waiver of Buyer in its sole discretion:

(a)    the Bidding Procedures Order, in form acceptable to Buyer, to be entered within five (5) days of the Petition Date, subject to the Bankruptcy Court’s availability (which date Buyer may waive or extend in its sole discretion) providing for the following in accordance with Bankruptcy Code sections 105, 262, 264, 503 and 507:

(i)     all expenses incurred by Buyer in connection with the transactions contemplated by this Agreement shall be afforded superpriority administrative expense protection pursuant to Bankruptcy Code sections 507 and 503(b);

(ii)    Sellers shall reimburse Buyer’s out-of-pocket costs, fees and expenses (including legal, financial advisory, tax, consulting, accounting and other similar costs, fees and expenses) incurred in connection with the transactions contemplated by this Agreement and any post-closing planning;

(iii)    an initial overbid requirement of: (i) the Bid Increment (as defined below) and (ii) the Break-Up Fee (as defined below);

(iv)    successive bid increments of $500,000 (the “Bid Increment”);

(v)    in the event that the transactions contemplated by this Agreement fail to close other than as a result of a breach on the part of Buyer, Sellers shall reimburse Buyer’s out-of-pocket costs, fees and expenses (including legal, financial advisory, tax, consulting, accounting and other similar costs, fees and expenses) associated with the transaction (the “APA Expenses”) within five (5) Business Days after the date of termination of this Agreement pursuant to Section 10.1, which shall be Buyer’s sole and exclusive remedy subject to clause (vi) below, if applicable;

(vi)    in the event the transactions contemplated by this Agreement fail to close other than as a result of a breach on the part of Buyer, and Sellers sell all or substantially all of the Purchased Assets to a third party (which third party shall not be affiliated with Buyer) in a single transaction or series of related transactions within one (1) year following the date of the termination of this Agreement, Sellers shall pay to Buyer a break-up fee equal to 5.0% of the Purchase Price (together with the APA Expenses, the “Break-Up Fee”) within five (5) Business Days after the consummation of such other transaction, which, together with the APA Expenses, shall be Buyer’s sole and exclusive remedy; and

(b)    the Sale Order, which is attached as Exhibit B hereto; provided, however, that any changes thereto shall be subject to the consent of Buyer (or to the extent Buyer is not deemed the highest and/or best bidder at the Auction, in a form acceptable to Buyer with respect to the Break-Up Fee and the APA Expenses), to be entered no later than twenty-five (25) days of the Petition Date, subject to the Bankruptcy Court’s availability, among other things, (i) approving the acquisition of the Purchased Assets by Buyer as contemplated by this Agreement, or any amendments, supplements or other modifications to this Agreement, (ii) approving the assumption by (and, if applicable, assignment to) Buyer of the Assigned Contracts pursuant to section 365 of the Bankruptcy Code as contemplated by this Agreement, subject to the terms of Section 2.1 of this Agreement, and (iii) containing findings of fact and conclusions of law that Buyer is a good faith purchaser entitled to the protections of Bankruptcy Code section 363(m).

Section 7.3    Sale Process. Sellers and Buyer acknowledge that this Agreement and the sale of the Purchased Assets are subject to higher or otherwise better bids at the auction (the “Auction”) to be conducted by the Sellers in accordance with the Bidding Procedures Order and Bankruptcy Court approval during the twenty (20) days following the Petition Date. Sellers and Buyer acknowledge that to obtain Bankruptcy Court approval of this Agreement and the transactions contemplated hereby, (i) Sellers must demonstrate that they have taken reasonable steps to obtain the highest or otherwise best offer available for the Purchased Assets, and that such demonstration shall include giving notice of the transactions contemplated by this Agreement to creditors and other interested parties as required by the local rules of the Bankruptcy Court and

Bidding Procedures Order, (ii) subject to receipt by Sellers of one or more higher or otherwise better bids, Sellers shall have conducted the Auction in accordance with the Bidding Procedures Order, and (iii) with respect to the Assigned Contracts, Buyer must use commercially reasonable efforts to provide adequate assurance of future performance under such agreements. Notwithstanding anything in this Agreement to the contrary, in no event shall Buyer be obligated to acquire less than 100% of the Purchased Assets, subject to Section 2.1 of this Agreement. Buyer shall not object to Sellers’ releases of Ascribe of all of its respective claims and causes of action, if any, against Ascribe.

Section 7.4    Procedure. Subject to their obligations as debtors-in-possession, the Sellers shall promptly make any filings, take all actions and use all commercially reasonable efforts to obtain any and all relief from the Bankruptcy Court that is necessary or appropriate to consummate the transactions contemplated by this Agreement, which filings shall be in form and substance reasonably acceptable to Buyer. Sellers agree to use commercially reasonable efforts to prosecute the entry of the Bidding Procedures Order and the Sale Order. Buyer agrees that it will promptly take such actions as are reasonably requested by Sellers to assist in obtaining entry of the Sale Order, including providing such assurances as the Bankruptcy Court may require as a condition to making a finding of adequate assurance of future performance by Buyer, including furnishing affidavits or other documents or information for filing with the Bankruptcy Court for the purposes, among others, of providing the required assurances of performance by Buyer under this Agreement. In the event the entry of the Bidding Procedures Order or the Sale Order shall be appealed (or if any petition for certiorari or motion for reconsideration, amendment, clarification, modification, vacation, stay, rehearing or reargument shall be filed with respect to the Bidding Procedures Order, Sale Order or other such order), Sellers and Buyer shall cooperate and use their respective reasonable efforts to defend and obtain an expedited resolution of any such appeal, petition or motion.

ARTICLE VIII

CONDITIONS PRECEDENT

Section 8.1    Mutual Conditions Precedent. The obligations of Buyer and Sellers to consummate the transactions contemplated by this Agreement are subject to the fulfillment at or prior to the Closing Date of each of the following conditions:

(a)    There shall not be in effect or exist any preliminary or permanent judgment, order, injunction, decree, or other order of any court or Governmental Authority (other than the Bankruptcy Court) restraining or prohibiting the consummation of, or imposing material modifications on, the transactions contemplated hereby; and

(b)    The Required Governmental Approvals, if any, shall have been obtained.

Section 8.2    Buyer’s Conditions Precedent. The obligations of Buyer to consummate the transactions contemplated by this Agreement are subject to the fulfillment at or prior to the Closing Date of each of the following conditions (any or all of which may be waived in whole or in part by Buyer):

(a)    Each representation and warranty of Sellers contained herein shall have been true and correct in all respects (without giving effect to any materiality qualifications in such representations or warranties) as of the date hereof and as of the Closing Date, as if made on the Closing Date (unless, in each case, such representations and warranties are expressly made as of a different date, in which case such representations and warranties shall have been true and correct in all respects (without giving effect to any materiality qualifications in such representations and warranties) as of such other date), in each case, except as has not had and would not reasonably be expected to have a Material Adverse Effect with respect to Sellers in excess of $500,000; provided that the representations and warranties of Sellers contained in Section 4.6, Section 4.7, Section 4.9, Section 4.16 and 4.17 shall be true and correct in all material respects (without giving effect to any materiality qualifications in such representations and warranties as of the date hereof and as of the Closing Date, as if made on the Closing Date (unless, in each case, such representations and warranties are expressly made as of a different date, in which case such representations and warranties shall have been true and correct in all material respects (without giving effect to any materiality qualifications in such representations and warranties) as of such other date); provided further that the representations and warranties of Sellers contained in Section 4.1, Section 4.2, and Section 4.3 shall be true and correct in all respects (without giving effect to any materiality qualifications in such representations and warranties), and Sellers shall have delivered to Buyer one or more certificates, executed by an appropriate officer of each Seller, to such effect;

(b)    Sellers shall have performed in all material respects and complied in all material respects with all agreements, obligations and covenants required by this Agreement to be so performed and complied with by Sellers at or prior to the Closing, and Sellers shall have delivered to Buyer one or more certificates, executed by an appropriate officer of each Seller, to such effect;

(c)    On the Closing Date, Sellers shall have executed and delivered to Buyer at the Closing each of the documents listed in Section 9.1(a) hereof;

(d)    The Bidding Procedures Order (A) shall have been entered no later than five (5) days following the Petition Date, which date may be waived or extended by Buyer in its sole discretion, (B) shall not have been stayed, modified, amended, dissolved, revoked or rescinded without Buyer’s consent, and (C) shall be in full force and effect on the Closing Date;

(e)    The Sale Order (A) shall have been entered no later than twenty-five (25) days following the Petition Date, which date may be waived or extended by Buyer in its sole discretion, (B) shall not have been stayed, modified, amended, dissolved, revoked or rescinded without Buyer’s consent, and (C) shall be in full force and effect on the Closing Date;

(f)    All Liens and Encumbrances relating to the Purchased Assets shall have been released in full pursuant to, and to the extent permitted by, the Sale Order.

(g)    Each of the Assigned Contracts to which any Seller is a contracting party shall be assigned to Buyer pursuant to, and to the extent permitted by, the Sale Order;

(h)    Since the date hereof, no Assigned Contract shall have been amended, restated, supplemented or waived in any material respect.

(i)    Sellers shall have obtained any other authorization, license or approval under applicable Law for Sellers required to consummate the transactions contemplated by this Agreement;

(j)    Sellers shall have cured any and all defaults under the Assigned Contracts that are required to be cured under the Bankruptcy Code by payment of Cure Costs in excess of the Cure Costs Cap and shall have provided to Buyer proof of such cure to the reasonable satisfaction of Buyer, provided that in no event shall this condition be deemed to be unsatisfied in the event Buyer fails to pay Cure Costs up to the Cure Costs Cap; and

(k)    Sellers shall have obtained the Required Consents pursuant to, and to the extent permitted by, the Sale Order.

Section 8.3    Sellers’ Conditions Precedent. The obligation of Sellers to consummate the transactions contemplated by this Agreement are subject to the fulfillment at or prior to the Closing of each of the following conditions (any or all of which may be waived in whole or in part by Sellers):

(a)    Each representation and warranty of Buyer contained herein shall have been true and correct in all respects (without giving effect to any materiality qualifications in such representations and warranties) as of the date hereof and as of the Closing Date, as if made on the Closing Date (unless, in each case, such representations and warranties are expressly made as of a different date, in which case such representations and warranties shall have been true and correct in all respects (without giving effect to any materiality qualifications in such representations and warranties) as of such other date), in each case, except as has not had and would not reasonably be expected to have a Material Adverse Effect with respect to Buyer in excess of $500,000; provided that the representations and warranties of Buyer contained in Section 3.1, Section 3.2, and Section 3.3, shall be true and correct in all respects (without giving effect to any materiality qualifications in such representations and warranties), and Buyer shall have delivered to Sellers a certificate, executed by the appropriate officer of Buyer, to such effect;

(b)    Buyer shall have paid all Cure Costs up to the Cure Cost Cap and shall provide to Sellers proof of such payments to the reasonable satisfaction of Sellers;

(c)    Buyer shall have performed in all material respects and complied in all material respects with all agreements, obligations and covenants required by this Agreement to be so performed or complied with by Buyer at or prior to the Closing Date, and Buyer shall have delivered to Sellers a certificate, executed by the appropriate officer of Buyer, to such effect;

(d)    On or prior to the Closing Date, Buyer shall have delivered to Sellers each of the documents listed in Section 9.1(b) hereof; and

(e)    Buyer shall not have objected to Sellers’ releases of Ascribe of all of its respective claims and causes of action, if any, against Ascribe.

ARTICLE IX

CLOSING DELIVERABLES

Section 9.1    Sellers’ Deliverables. At the Closing, Sellers shall deliver to Buyer, any one or more of which may be waived in writing by Buyer:

(a)    a duly executed counterpart to the Bill of Sale, Assignment and Assumption for the Purchased Assets and Assumed Liabilities, in form and substance mutually acceptable to the Parties (the “Bill of Sale”);

(b)    one or more certificates signed by an appropriate officer of each Seller in accordance with Section 8.2(a) and Section 8.2(b);

(c)    one or more secretary’s certificates, duly executed by the Secretary of each Seller, certifying as to the resolutions of the board of directors (or similar governing body) of such Seller approving the transactions contemplated hereby, (B) such Seller’s certificate of incorporation and bylaws or other governing documents and (C) the incumbency and specimen signature of each officer of such Seller executing this Agreement and any document contemplated to be delivered pursuant hereto on behalf of such Seller;

(d)    possession of the Purchased Assets at the locations where the Purchased Assets are then located; provided, that any Purchased Assets that are located in jurisdictions outside of the United States of America on temporary import bonds, other than any such Purchased Assets that are located in Brazil, must be delivered to their home country;

(e)    copies of any confidentiality or non-disclosure agreements to which Sellers are party that relate to any of the Purchased Assets;

(f)    the Sale Order in form acceptable to Buyer;

(g)    assignments in the form required by any Governmental Authority for the assignment of any Purchased Asset controlled by such Governmental Authority, duly executed by Seller, in sufficient duplicate originals to allow recording and filing in all appropriate offices; and

(h)    such other documents as Buyer may reasonably request that are customary for a transaction of this nature and necessary to evidence or consummate the transactions contemplated by this Agreement (including UCC terminations and other customary evidence that all Liens and Encumbrances relating to the Purchased Assets have been released in full to the extent applicable).

Section 9.2    Buyer’s Deliverables. At the Closing, Buyer shall deliver to Sellers, any one or more of which may be waived in writing by Sellers:

(a)    The Purchase Price, payable in accordance with Section 2.2;

(b)    a duly executed counterpart to the Bill of Sale;

(c)    A certificate signed by an authorized person of Buyer in accordance with Section 8.3(a) and Section 8.3(b) hereof;

(d)    A secretary’s certificate, duly executed by the Secretary of Buyer, certifying as to (A) the resolutions of the governing body of Buyer approving the transactions contemplated hereby, (B) Buyer’s organizational documents and (C) the incumbency and specimen signature of each authorized person of Buyer executing this Agreement and any document contemplated to be delivered pursuant hereto on behalf of Buyer;

(e)    A certificate of good standing of Buyer in its state of organization; and

(f)    Such other documents as Sellers may reasonably request that are customary for a transaction of this nature and necessary to evidence or consummate the transactions contemplated by this Agreement.

ARTICLE X

TERMINATION

Section 10.1    Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing Date upon the occurrence of any one or more of the following:

(a)    by the mutual written agreement of the Parties;

(b)    by either Party, if (i) any Law prohibits and makes illegal the consummation of the transactions contemplated by this Agreement, upon notification to the non-terminating Party by the terminating Party; (ii) any Governmental Authority issues an Order, decree or ruling permanently preventing, prohibiting, or restraining Buyer and/or Sellers from consummating the transactions contemplated by this Agreement, and such Order, decree or ruling is or shall become final and non-appealable; provided that the right to terminate this Agreement pursuant to this Section 10.1(b)(ii) shall not be available to any Party whose breach of any provision of this Agreement is the principal cause of or resulted in the application or imposition of such Order, decree or ruling; or (iii) if the Closing has not occurred on or prior to 15 days following entry of the Sale Order (the “Outside Closing Date”); provided that if the Closing has not occurred by the Outside Closing Date due to a material breach of any representations, warranties, covenants or agreements contained in this Agreement by Buyer or Sellers, then the breaching party may not terminate this Agreement pursuant to this Section 10.1(b)(iii); provided, further, that Buyer may extend the Outside Closing Date in its sole discretion, provided that in no event shall the Closing occur more than 50 days following the Petition Date;

(c)    by Buyer, at its sole discretion, (i) upon a breach by a Seller of any of its representations, warranties, covenants or other agreements contained in this Agreement, the result of which causes or would cause a failure of the conditions set forth in Section 8.2(a) or Section 8.2(b) to be satisfied and such breach is not or cannot be cured within 10 days after Buyer notifies Sellers of such breach; (ii) upon a material breach by Seller of the Sale Order; (iii) upon permanent denial of the Required Governmental Approvals; or (iv) if all of the conditions set forth in Section 8.2(a) or Section 8.2(b) have been satisfied or waived, as applicable, and a Seller nevertheless fails to consummate the transactions contemplated in this Agreement within three Business Days after the date the Closing is required to occur pursuant to Section 2.2;

(d)    by Buyer, at its sole discretion, if the Parties are unable to agree to an adjustment to the Purchase Price in accordance with Section 2.1;

(e)    by Buyer, if (i) the Bidding Procedures Order is not entered within five (5) days of the Petition Date, (iii) the Auction does not occur within the twenty (20) days following the Petition Date, or (ii) the Sale Order is not entered within twenty-five (25) days following the Petition Date;

(f)    by Buyer, if the Bidding Procedures Order or the Sale Order is revoked, rescinded, modified or amended in any respect without the reasonable consent of Buyer, and the Order revoking, rescinding or modifying the Bidding Procedures Order or the Sale Order shall not have been reversed or vacated within fourteen (14) days after the entry thereof;

(g)    by Buyer, if (i) the Bankruptcy Court enters an order appointing a trustee, examiner with expanded powers or responsible officer in any one of the Bankruptcy Cases, (ii) any one of the Bankruptcy Cases are converted to a case under chapter 7 of the Bankruptcy Code or (iii) any one of the Bankruptcy Cases are dismissed;

(h)    by either Party, if the Buyer is not the highest or best bidder at the Auction and the Sellers execute a definitive agreement with a third party for an Alternate Transaction;

(i)    by Sellers, if after a determination by the Sellers’ applicable board of directors in good faith and after seeking the advice of outside counsel, after three (3) days’ written notice to Buyer, that proceeding with the transaction contemplated by this Agreement would be inconsistent with the continued exercise of the Seller’s applicable fiduciary duties under applicable law; and

(j)    by either Party, if the Cure Costs under the Assigned Contracts that are required to be cured under the Bankruptcy Code exceed the Cure Costs Cap.

Each condition set forth in this Section 10.1 pursuant to which this Agreement may be terminated shall be considered separate and distinct from each other such condition. If more than one of the termination conditions set forth in this Section 10.1 are applicable, the applicable Party shall have the right to choose the termination condition pursuant to which this Agreement is to be terminated. The Parties acknowledge and agree that no notice of termination or extension of the Outside Closing Date provided pursuant to this Section 10.1 shall become effective until three (3) days after the delivery of such notice to the other Parties, and only if such notice shall not have been withdrawn during such three (3) day period or otherwise become invalid.

Section 10.2    Effect of Termination.

(a)    In the event of the termination of this Agreement, written notice thereof shall forthwith be given by the party or parties so terminating to the other party or parties, and this Agreement shall terminate, and the transactions contemplated hereby shall be abandoned, without further action by Sellers or Buyer.

(b)    If the Agreement is terminated by a Party pursuant to Section 10.1, then except for the provisions of Section 7.2(a), this Section 10.2, ARTICLE XII, ARTICLE XIII and ARTICLE XIV (other than Section 14.16), which provisions shall survive any such termination, the Parties shall have no further Liability or obligation hereunder, except as provided in this Section 10.2. The Parties hereby agree as follows:

(i)     in the event that the transactions contemplated by this Agreement fail to close other than as a result of a breach on the part of Buyer, Sellers shall reimburse Buyer’s APA Expenses within five (5) Business Days after the date of termination of this Agreement pursuant to Section 10.1, which shall be Buyer’s sole and exclusive remedy subject to clause (ii) below, if applicable;

(ii)    in the event the transactions contemplated by this Agreement fail to close other than as a result of a breach on the part of Buyer, and Sellers sell all or substantially all of the Purchased Assets to a third party (which third party shall not be affiliated with Buyer) in a single transaction or series of related transactions within one (1) year following the date of the termination of this Agreement, Sellers shall pay to Buyer the Break-Up Fee within five (5) Business Days after the consummation of such other transaction, which, together with the APA Expenses, shall be Buyer’s sole and exclusive remedy.

ARTICLE XI

TAXES; BULK SALES LAWS

Section 11.1    Transfer Taxes. Solely to the extent not exempt in accordance with Section 1146 of the Bankruptcy Code, Buyer shall pay and be liable for any and all transfer, documentary, sales, use, stamp, registration and other such Taxes, and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred in connection with the consummation of the transactions contemplated by this Agreement (the “Transfer Taxes”). Buyer and Sellers shall furnish each other with any valid exemption certifications and other similar documentation. The Party responsible under applicable law for filing a Tax Return shall prepare and file such Tax Return and promptly provide a copy of such Tax Return to Buyer or Sellers, as applicable.

Section 11.2    Reserved.

Section 11.3    Straddle Periods. In the case of any Straddle Period, the amount of any real or personal property, ad valorem or similar Taxes of any Seller with respect to the Purchased Assets (the “Property Taxes”) allocated to a the Pre-Closing Tax Period shall be the amount of such Property Taxes for the entire Straddle Period, multiplied by a fraction, the numerator of which is the number of days in the Straddle Period through and including the Closing Date, and the denominator of which is the number of days in such Straddle Period. Any Property Taxes for any Straddle Period not allocated to a Pre-Closing Tax Period shall be allocable to the Post-Closing Tax Period.

Section 11.4    Cooperation. Buyer and Sellers agree to furnish or cause to be furnished to each other, upon request, as promptly as practicable, such information and assistance relating to the Purchased Assets (including access to books and records and Tax Returns and related working papers dated before Closing) as is reasonably necessary for the filing of all Tax Returns, the making of any election relating to Taxes, the preparation for any audit by any taxing authority, the prosecution or defense of any Claims, suit or proceeding relating to any Tax, and the claiming by Buyer of any federal, state or local business tax credits or incentives that Buyer may qualify for in any of the jurisdictions in which any of the Purchased Assets are located; provided, however, that neither Buyer nor any Seller shall be required to disclose the contents of its income Tax Returns to any Person other than the Parties. Any expenses incurred in furnishing such information or assistance pursuant to this Section 11.4 shall be borne by the Party requesting it.

Section 11.5    Allocation of Purchase Price. Within sixty (60) days of the Closing, Buyer shall prepare and deliver to Sellers a statement allocating the sum of the Purchase Price, the Assumed Liabilities and other relevant items among the Purchased Assets and the Assumed Liabilities (plus other relevant items) in accordance with Section 1060 of the Code and the Treasury regulations promulgated thereunder (such statement, the “Allocation Statement”), and the Allocation Statement shall be finalized upon reasonable consultation with Seller, and with Seller’s consent, which consent shall not be unreasonably withheld or delayed. The Parties shall follow the Allocation Statement for purposes of filing United States Internal Revenue Service Form 8594 (and any supplements to such form) and all other Tax Returns, and shall not voluntarily take any position inconsistent therewith. If the United States Internal Revenue Service or any other taxation authority proposes a different allocation, Sellers or Buyer, as the case may be, shall promptly notify the other Party of such proposed allocation. Sellers or Buyer, as the case may be, shall provide the other Party with such information and shall take such actions (including executing documents and powers of attorney in connection with such proceedings) as may be reasonably requested by such other party to carry out the purposes of this section. Except as otherwise required by applicable Law or pursuant to a “determination” under Section 1313(a) of the Code (or any comparable provision of United States state, local, or non-United States law), (i) the transactions contemplated by ARTICLE I of this Agreement shall be reported for all Tax purposes in a manner consistent with the terms of this Section 11.5; and (ii) neither party (nor any of their Affiliates) will take any position inconsistent with this Section 11.5 in any Tax Return, in any refund claim, in any litigation or otherwise. Notwithstanding the allocation of the Purchase Price set forth in the Allocation Statement, nothing in the foregoing shall be determinative of values ascribed to the Purchased Assets or the allocation of the value of the Purchased Assets in any plan or reorganization or liquidation that may be proposed. Notwithstanding any other provisions of this Agreement, the foregoing agreement shall survive the Closing Date without limitation.

ARTICLE XII

BROKERAGE

Section 12.1    Sellers’ Liability for Buyer’s Broker. Sellers shall have no Liability whatsoever for the payment of any commission or brokerage fee to any broker or agent for which Buyer could become liable. Buyer agrees to indemnify and hold harmless Sellers from and against all loss, cost, damage, or expense arising out of Claims for any other fees or commissions of brokers or agents employed or alleged to have been employed by Buyer in connection with the sale and purchase provided for herein.

Section 12.2    Buyer’s Liability for Sellers’ Broker. Buyer shall have no Liability whatsoever for the payment of any commission or brokerage fee to any broker or agent for which Sellers could become liable. Sellers agree to jointly and severally indemnify and hold harmless Buyer from and against all loss, cost, damage, or expense arising out of Claims for any other fees or commissions of brokers or agents employed or alleged to have been employed by Sellers in connection with the sale and purchase provided for herein.

ARTICLE XIII

NOTICES

Any notice, demand or communication required, permitted or desired to be given hereunder must be given in writing and shall be deemed effectively given upon receipt and shall be personally delivered, telecopied, e-mailed or delivered by express international courier, addressed as follows:

Sellers:

Geokinetics Inc.

1500 Citiwest Boulevard

Suite 800

Houston, TX 77042

Attention: David J. Crowley

Email Address: david.crowley@geokinetics.com

with a copy (which shall not constitute notice) to:

Porter Hedges LLP

1000 Main Street

36th Floor

Houston, TX 77002

Attention: John F. Higgins

Email: jhiggins@porterhedges.com

Buyer:

SAExploration, Inc.

1160 Dairy Ashford, Suite 160

Houston, Texas 77079

Attention: Chief Financial Officer and General Counsel

Email: bwhiteley@saexploration.com

with a copy (which shall not constitute notice) to:

Akin Gump Strauss Hauer & Feld LLP

1700 Pacific Avenue

Suite 4100

Dallas, Texas 75201

Fax: +1-214-969-4343

Attn: Sarah Link Schultz

E-mail: sschultz@akingump.com

And

Akin Gump Strauss Hauer & Feld LLP

1111 Louisiana Street

44th Floor

Houston, TX 77002

Fax: +1-713-236-0822

Attn: David Elder

E-mail: delder@akingump.com

or to such other address, and to the attention of such other person or officer, as any Party may designate by notice. All such notices, requests, demands, waivers and communications shall be deemed to have been received on the date on which so personally-delivered, emailed, or faxed or delivered by overnight courier.

ARTICLE XIV

GENERAL

Section 14.1    Entire Agreement. The exhibits and schedules to this Agreement are hereby incorporated and made a part hereof and are an integral part of this Agreement. This Agreement supersedes all previous agreements, and, together with the Sale Order and the Bidding Procedures Order, constitutes the entire agreement of whatsoever kind or nature existing between or among the Parties respecting the subject matter of this Agreement. As between or among the Parties, no oral statements, prior correspondence (including any email correspondence), lists, brochures, drawings or written material of any kind not specifically incorporated herein shall be of any force and effect, and shall not be relied upon by the other Party. All prior representations or agreements, whether written or verbal, not expressly incorporated herein, are superseded.

Section 14.2    No Survival of Representations, Warranties, and Covenants. The representations and warranties of Buyer and Sellers contained in this Agreement and the covenants and agreements of Buyer and Sellers contained in this Agreement that, by their terms, are to be performed prior to the Closing shall not survive the Closing.

Section 14.3    Waiver of Consequential Damages. WITHOUT LIMITING ANY RIGHTS OF ANY PARTY TO RECEIVE EXPENSE REIMBURSEMENT IN ACCORDANCE WITH

Section 7.2 AND Section 10.2(a) OF THIS AGREEMENT, NO PARTY (OR ITS AFFILIATES OR REPRESENTATIVES) SHALL, UNDER ANY CIRCUMSTANCE, BE LIABLE TO THE OTHER PARTY (OR ITS AFFILIATES OR REPRESENTATIVES) FOR ANY CONSEQUENTIAL, EXEMPLARY, SPECIAL, INCIDENTAL OR PUNITIVE DAMAGES CLAIMED BY SUCH OTHER PARTY UNDER THE TERMS OF OR DUE TO ANY BREACH OF THIS AGREEMENT, INCLUDING LOSS OF REVENUE OR INCOME, DAMAGES BASED ON ANY MULTIPLIER OF PROFITS OR OTHER VALUATION METRIC, COST OF CAPITAL, DIMINUTION OF VALUE OR LOSS OF BUSINESS REPUTATION OR OPPORTUNITY.

Section 14.4    Exclusive Remedy. Except as specifically set forth in this Agreement, effective as of the Closing, Buyer and each Seller hereby waives any rights and claims that such Party may have against the other Party or their Affiliates, whether in law or equity, relating to (i) any breach of representation, warranty, covenant or agreement contained herein occurring on or prior to the Closing, (ii) the Purchased Assets or (iii) the Assumed Liabilities. The Parties acknowledge and agree that if this Agreement is terminated for any reason, the provisions of Section 7.2 and Section 10.2 shall be the sole and exclusive remedies of the Parties for any breach of the representations, warranties, covenants or agreements contained herein.

Section 14.5    Choice of Law. This Agreement and any claim related directly or indirectly to this Agreement shall be governed by and construed in accordance with the laws of the State of Texas, without regard to the principles of conflicts of law thereof that would defer to the substantive laws of any other jurisdiction.

Section 14.6    Jurisdiction; Venue.

(a)    Prior to the closing of the Bankruptcy Cases, except as otherwise expressly provided in this Agreement, the Parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought exclusively in the Bankruptcy Court, and each of the Parties hereby irrevocably consents to the jurisdiction of the Bankruptcy Court (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in the Bankruptcy Court or that any such suit, action or proceeding which is brought in the Bankruptcy Court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any Party anywhere in the world, whether within or without the jurisdiction of the Bankruptcy Court. Without limiting the foregoing, each Party agrees that service of process on such Party as provided in this Section 14.6 shall be deemed effective service of process on such Party.

(b)    Upon the closing of the Bankruptcy Cases, except as otherwise expressly provided in this Agreement, the Parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in the United States District Court for the Southern District of Texas or any Texas State court sitting in Houston, Harris County, so long as one of such courts shall have subject matter jurisdiction over such suit, action or proceeding, and that any cause of action arising out of this Agreement shall be deemed to have arisen from a transaction of business in the State of Texas, and each of the Parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any Party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each Party agrees that service of process on such Party as provided in this Section 14.6 shall be deemed effective service of process on such Party.

Section 14.7    Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 14.8    Interpretation. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. If a term is defined as one part of speech (such as a noun), it shall have a corresponding meaning when used as another part of speech (such as a verb). Whenever the context so requires, the singular shall include the plural, the plural shall include the singular, and the use of a gender shall include all genders. When a reference is made in this Agreement to a Section, subsection, paragraph, clause, exhibit, annex or schedule, such reference shall be to a Section, subsection, paragraph, clause, exhibit, annex or schedule to this Agreement unless otherwise indicated. The terms “hereof,” “herein” and “hereunder” and terms of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. Whenever the terms “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import. The terms “writing” and “written” and terms of like import used in this Agreement shall refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. All exhibits, annexes and schedules attached to this Agreement constitute a part of this Agreement and are incorporated herein for all purposes. All references to currency herein shall be to, and all payments required hereunder shall be paid in, lawful currency of the United States. All accounting terms used herein and not expressly defined herein shall have the meaning given to them under GAAP. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the Party drafting or causing any instrument to be drafted. Except when used together with the word “either” or otherwise for the purpose of identifying mutually exclusive alternatives, the term “or” has the inclusive meaning represented by the phrase “and/or”. When used in this Agreement, the word “either” shall be deemed to mean “one or the other”, not “both”. The words “will” and “will not” are expressions of command and not merely expressions of future intent or expectation.

Section 14.9    Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if drafted jointly by the Parties and no presumption or burden of proof must arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.

Section 14.10    Amendments; Waivers. No amendment, modification, replacement, termination or cancellation of any provision of this Agreement will be valid, unless the same shall be in writing and signed by Buyer and Sellers. No waiver by any Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, may be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising because of any prior or subsequent such occurrence.

Section 14.11    Assignment. Neither this Agreement, nor any of its rights, interests, or obligations hereunder, may be assigned by any Party without the prior written consent of the other Party, except that Buyer may assign its rights and obligations hereunder in whole or in part to one or more Affiliates upon providing notice to Sellers; provided, however, that no such assignment by Buyer shall relieve Buyer of its obligations under this Agreement.

Section 14.12    Binding Effect; Third Party Beneficiaries. This Agreement shall become effective when each Party hereto shall have received a counterpart hereof signed by the other Party hereto. All of the terms and provisions of this Agreement are binding upon, and inure to the benefit of and are enforceable by, the Parties and their respective successors and permitted assigns. No provision of this Agreement is intended to confer upon any Person other than the Parties hereto any rights or remedies hereunder.

Section 14.13    Severability. The invalidity, illegality or unenforceability of any provision or any part of any provision of this Agreement shall not affect the continuation in force of such other part or the remainder of this Agreement.

Section 14.14    Counterparts. This Agreement may be executed in any number of counterparts by the Parties hereto on separate counterparts, each of which when executed and delivered shall constitute an original, but all of which shall together constitute one and the same instrument. Any document or signature delivered by facsimile or electronic transmission (including .pdf) shall be deemed an original executed document for all purposes.

Section 14.15    Joint and Several Obligations. All obligations of Sellers under this Agreement are joint and several.

Section 14.16    Specific Performance. Except as otherwise expressly provided in this Agreement, it is understood and agreed by Buyer and Sellers that money damages would be an insufficient remedy for any breach of this Agreement by Buyer or Sellers and as a consequence thereof, after the entry of the Sale Order, each non-breaching party shall be entitled to specific performance and injunctive or other equitable relief as a remedy for any such breach, including, without limitation, an order of the Bankruptcy Court or other court of competent jurisdiction requiring Buyer or any of Sellers to comply promptly with any of its obligations hereunder.

Section 14.17    Reliance. Buyer and its Affiliates and representatives may conclusively and absolutely rely, without inquiry, upon the action of GeoK as the action of each Seller (and may ignore any action taken or notice given by any Seller other than GeoK) in all matters relating to this Agreement or the transactions contemplated hereby. Any document delivered or notice delivered by or on behalf of Buyer or its Affiliates to, or action taken by or on behalf of Buyer or its Affiliates with respect to, GeoK shall be deemed to have been delivered to, or taken with respect to, all Sellers. Any amounts to be paid by Buyer to Sellers pursuant to this Agreement shall be divided by Sellers among themselves, but may be paid by Buyer to GeoK. Sellers shall be jointly and severally liable for any amounts due to be paid or owed by Sellers to Buyer pursuant to this Agreement.

Section 14.18    Conflicts. In the event of a conflict between this Agreement and the Sale Order, the terms of the Sale Order shall control in all respects.

Section 14.19    Certain Acknowledgments and Limitations.

(a)    BUYER AGREES THAT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES MADE BY THE SELLERS THAT ARE EXPRESSLY SET FORTH IN ARTICLE IV OF THIS AGREEMENT, NEITHER SELLERS NOR ANY OF THEIR REPRESENTATIVES HAVE MADE AND SHALL NOT BE DEEMED TO HAVE MADE TO BUYER OR TO ANY OF ITS REPRESENTATIVES ANY REPRESENTATION OR WARRANTY OF ANY KIND.

(b)    EXCEPT AS OTHERWISE SPECIFIED HEREIN, THE ASSETS AND BUSINESS OF SELLERS ARE BEING ACQUIRED BY BUYER AT THE CLOSING SHALL BE ACQUIRED BY BUYER ON AN “AS IS, WHERE IS” BASIS AND IN THEIR THEN PRESENT CONDITION, AND BUYER SHALL RELY SOLELY UPON ITS OWN EXAMINATION THEREOF. IN ANY EVENT, EXCEPT AS EXPRESSLY SET FORTH HEREIN, NONE OF SELLERS OR ANY OF THEIR REPRESENTATIVES, AS THE CASE MAY BE, HAS MADE OR IS MAKING ANY REPRESENTATION, EXPRESS OR IMPLIED, AS TO THE VALUE OF ANY ASSET OR THE BUSINESS BEING SO ACQUIRED, OR ANY WARRANTY OF MERCHANTABILITY, SUITABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR QUALITY, WITH RESPECT TO ANY OF THE TANGIBLE ASSETS BEING SO ACQUIRED, OR AS TO THE CONDITION OR WORKMANSHIP THEREOF, OR AS TO THE ABSENCE OF ANY DEFECTS THEREIN, WHETHER LATENT OR PATENT.

(c)    EXCEPT AS EXPRESSLY SET FORTH HEREIN, NO PERSON HAS BEEN AUTHORIZED BY SELLERS TO MAKE ANY REPRESENTATION OR WARRANTY RELATING TO DEBTORS OR THEIR BUSINESS OR OPERATIONS OR ASSETS, OR OTHERWISE IN CONNECTION WITH THE TRANSACTIONS AND, IF MADE, SUCH REPRESENTATION OR WARRANTY MAY NOT BE RELIED UPON.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed in multiple originals by their duly authorized officers, all as of the day and year first above written.

SELLERS:

GEOKINETICS INC.,

GEOKINETICS HOLDINGS USA, INC.,

GEOKINETICS PROCESSING, INC.,

GEOKINETICS INTERNATIONAL HOLDINGS, INC.

GEOKINETICS INTERNATIONAL, INC.

GEOKINETICS USA, INC., AND

ADVANCED SEISMIC TECHNOLOGY, INC.

By:	/s/ David J. Crowley
Name:	David J. Crowley
Title:	President and Chief Executive Officer

GEOKINETICS EXPLORATION, INC.

By:	/s/ Janus G. Rosborough
Name:	Janus G. Rosborough
Title:	General Manager

GEOKINETICS (AUSTRALASIA) PTY LTD

By:	/s/ David J. Crowley
Name:	David J. Crowley
Title:	Director

By:	/s/ David Stegemann
Name:	David Stegemann
Title:	Director

[Signature Page to Asset Purchase Agreement]

BUYER:

SAEXPLORATION, INC.

By:	/s/ Brent Whiteley
Name:	Brent Whiteley
Title:	Chief Financial Officer & General Counsel

[Signature Page to Asset Purchase Agreement]

ANNEX A

Definitions

“Accounts Receivable” is defined in Section 1.1(a).

“Affiliate” means with respect to any Party hereto, any other company or legal entity which is controlled by, controls, or is under common control of such Party, and the terms “control,” “controls,” “controlled” and words or phrases of similar import mean the power to direct the management and policies of an entity, whether through the ownership of voting securities, by contract, or otherwise.

“Agreement” is defined in the preamble to this Agreement.

“Allocation Statement” is defined in Section 11.5.

“Alternative Transaction” means (i) any merger, consolidation, share exchange or other similar transaction to which Sellers are a party that involves the sale, transfer, lease or other disposition of all or substantially all of Sellers’ assets, (ii) any sale of all or substantially all of the assets of, or any issuance, sale or transfer of any equity interests in, Sellers, or (iii) any other transaction, including a plan of liquidation or reorganization, that transfers or vests ownership of, economic rights to, or benefits in all or a substantial portion of the assets, in each case of clauses (i) though (iii), to any party other than Buyer or one or more designee of Buyer. Notwithstanding the foregoing sentence, none of the transactions or actions relating solely to the Excluded Assets or a transaction consummated by a Chapter 7 trustee if the Bankruptcy Court has converted the Bankruptcy Cases to Chapter 7 shall be deemed to be an Alternative Transaction.

“APA Expenses” is defined in Section 7.2(a)(v).

“Ascribe” means Ascribe Capital, LLC and/or its Affiliates, in each of their respective capacities, as applicable, as a prepetition secured lender, prepetition administrative agent, shareholder and post-petition lender, together with each of their respective former, current and future officers, employees, directors, agents, representatives, owners, members, partners, financial and other advisors or consultants, legal advisors, shareholders, managers, consultants, accountants, attorneys, affiliates, including in any such persons’ capacity as director and/or officer (or similar position) of any Debtor or any of the Debtors’ affiliated entities, and predecessors and successors in interest of Ascribe Capital, LLC and/or its Affiliates.

“Assigned Contracts” is defined in Section 1.1(c).

“Assumed Liabilities” is defined in Section 1.3.

“Audited Financial Statements” is defined in Section 4.5.

“Bankruptcy Cases” is defined in the preamble to this Agreement.

“Bankruptcy Code” is defined in the preamble to this Agreement.

“Bankruptcy Court” is defined in the preamble to this Agreement.

“Bid Increment” is defined in Section 7.2(a)(iv).

“Bidding Procedures” is defined in the preamble to this Agreement.

“Bidding Procedures Order” is defined in the preamble to this Agreement.

“Bill of Sale” is defined in Section 9.1(a).

“Break-Up Fee” is defined in Section 7.2(a)(vi).

“Business” is defined in the preamble to this Agreement.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by law to be closed in the city of New York.

“Buyer” is defined in the preamble to this Agreement.

“Buyer Documents” is defined in Section 3.1.

“Claim” means a “claim” as defined in Section 101(5) of the Bankruptcy Code against any Seller.

“Closing” is defined in Section 2.2(a).

“Closing Date” is defined in Section 2.2(a).

“Code” means the Internal Revenue Code of 1986, as amended.

“Confidentiality Agreement” is defined in Section 5.5(a).

“Contract” means all contracts, leases, deeds, mortgages, licenses, instruments, notes, commitments, undertakings, indentures, joint ventures and all other agreements, commitments and legally binding arrangements, whether written or oral.

“Cure Costs” is defined in Section 1.3(a).

“Cure Costs Cap” is defined in Section 1.3(a).

“Debtors” is defined in the preamble to this Agreement.

“Disclosure Schedule” means the Disclosure Schedule attached hereto, dated as of the date hereof, delivered by Sellers to Buyer in connection with this Agreement.

“Effective Date” is defined in the preamble to this Agreement.

“Employee” means an employee of the Sellers prior to the Closing Date.

“Enforceability Exceptions” is defined in Section 3.3.

“Encumbrances” means any Interest, Claim, Lien, mortgage, pledge, security interest, obligation, encumbrance, lien (statutory or other), liability, charge, lease, covenant, easement, option, right of others, hypothecation, conditional sale agreement or restriction (whether on voting, sale, transfer, defenses, set-off or recoupment rights, disposition, or otherwise), whether imposed by agreement, understanding, law, equity, or otherwise.

“Environmental Laws” mean all applicable laws (including common law), rules, regulations, codes, ordinances, orders, decrees or judgments, promulgated or entered into by any governmental authority, relating in any way to the environment, preservation or reclamation of natural resources, the generation, management, release or threatened release of, or exposure to, any Hazardous Material or to occupational health and safety matters (to the extent relating to the environment or Hazardous Materials).

“Excluded Assets” is defined in Section 1.2.

“Excluded Liabilities” is defined in Section 1.4.

“Financial Statements” is defined in Section 4.5.

“GAAP” shall mean United States generally accepted accounting principles in effect from time to time.

“GeoK” is defined in the preamble to this Agreement.

“Governmental Authority” means any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of Law), or any arbitrator, court or tribunal of competent jurisdiction.

“Hazardous Material” is defined in Section 4.6.

“Indebtedness” means, at any time and with respect to any Person: (a) all indebtedness of such Person for borrowed money; (b) all indebtedness of such Person for the deferred purchase price of property or services (other than trade payables, other expense accruals and deferred compensation items arising in the ordinary course of business, consistent with past practice); (c) all obligations of such Person evidenced by notes, bonds, debentures or other similar instruments (other than performance, surety and appeal bonds arising in the ordinary course of business in respect of which such Person’s liability remains contingent); (d) all indebtedness of such Person created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property); (e) all obligations of such Person under leases which have been or should be, in accordance with GAAP, recorded as capital leases, to the extent required to be so recorded; (f) all reimbursement, payment or similar obligations of such Person, contingent or otherwise, under acceptance, letter of credit or similar facilities; (g) all Indebtedness of others referred to in clauses (a) through (f) above guaranteed directly or indirectly by such Person, or in effect guaranteed directly or indirectly by such Person through an agreement (i) to pay or purchase such Indebtedness or to advance or supply funds for the payment or purchase of such Indebtedness, (ii) to purchase, sell or lease (as lessee or lessor) property, or to purchase or sell services, primarily for the purpose of enabling the debtor to make payment of such Indebtedness, (iii) to supply funds to or in any other manner invest in the debtor (including any agreement to pay for property or services irrespective of whether such property is received or such services are rendered) or (iv) otherwise to assure a creditor against loss in respect of such Indebtedness; and (h) all Indebtedness referred to in clauses (a) through (g) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Encumbrance upon or in property (including accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such Indebtedness.

“Intellectual Property” is defined in Section 4.11.

“Interest” means “interest” as that term is used in Section 363(f) of the Bankruptcy Code.

“Interim Financial Statements” is defined in Section 4.5.

“IRS” means the Internal Revenue Service.

“Law” means any domestic, foreign, federal, state, local or other law, statute, ordinance, writ, rule, regulation or governmental requirement of any kind, and the rules, regulations and orders promulgated thereunder and any final orders, decrees, judgments or injunction of any regulatory agency, court or other Governmental Authority.

“Liability” or “Liabilities” means all Claims, causes of action, liabilities and obligations of any kind and nature, whether known or unknown, express or implied, primarily or secondarily, direct or indirect, absolute, accrued, contingent or otherwise and whether due or to become due.

“Lien” means any mortgage, deed of trust, pledge, assignment, security interest, Encumbrance, lien, mechanics lien, hypothecation, deemed trust, Action, easement, charge or otherwise, or claim of any kind or nature whatsoever in respect of any property, other than any license of Intellectual Property, including any of the foregoing created by, arising under, or evidenced by any conditional sale or other title retention agreement, the interest of a lessor under a capital lease, any financing lease having substantially the same economic effect as any of the foregoing, or the filing of a financing statement naming the owner of the property as to which such lien relates as the debtor under the Uniform Commercial Code or any comparable Law in any other jurisdiction.

“Liens” is defined in Section 4.7.

“Malaysia Contract” shall mean that certain Work Order Award for Provision of 3D Ocean Bottom Node (OBN) Seismic Data Acquisition for SB313, Offshore Sabah dated March 13, 2018 between Almitra Energy Services SDN BHD and Geokinetics Singapore PTE LTD.

“Material Adverse Effect” shall mean any event, change, circumstance, condition, effect, development or state of facts that, individually or in the aggregate, (a) is adverse to the Purchased Assets or the value thereof; provided, however, that Material Adverse Effect shall not include the effect of any event, change, circumstance, condition, effect, development or state of facts arising out of or attributable to (i) general economic, business, financial or market conditions in any country or region in which any of the Sellers conducts business, (ii) any change in the general conditions in any of the industries in which the Sellers operate, (iii) changes, after the date of this Agreement, in Law, (iv) changes, after the date of this Agreement, in GAAP, (v) the execution, announcement or performance of this Agreement or the transactions contemplated hereby and thereby or the consummation of the transactions contemplated by this Agreement, (vi) acts of war, armed hostilities, sabotage or terrorism, or any escalation or worsening of any such acts of war, armed hostilities, sabotage or terrorism threatened or underway as of the date of this Agreement, (vii) earthquakes, hurricanes, floods, or other natural disasters, (viii) any adverse effect arising directly from or otherwise directly relating to any action specifically required to be taken by the Sellers by the terms of this Agreement or (ix) any adverse effect arising from the filing of the Bankruptcy Cases; except, in the case of the foregoing clauses (i), (ii), (iii), (iv), (vi), to the extent that such event, change, circumstance, effect, development or state of facts adversely affects the Purchased Assets in a materially disproportionate manner when compared to the effect of such event, change, circumstance, effect, development or state of facts on other Persons in the industries in which the Sellers operate (in which case solely the incremental disproportionate adverse impact or impacts may be taken into account in determining whether there has been a Material Adverse Effect), or (b) would prevent or materially impair or materially delay the ability of any of the Sellers to perform its obligations under this Agreement or to consummate the transactions contemplated hereby.

“Order” means any order, ruling, decision, verdict, decree, writ, subpoena, mandate, precept, command, directive, consent, approval, award, judgment, injunction, or other similar determination or finding by, before, or under the supervision of any governmental body, or any arbitrator, mediator, or other quasi-judicial or judicially sanctioned Person or body.

“Outside Closing Date” is defined in Section 10.1(b).

“Parties” or “Party” is defined in the preamble to this Agreement.

“Permits” means all permits, licenses, franchises, approvals, authorizations, registrations, certificates, variances and similar rights obtained, or required to be obtained, from Governmental Authorities.

“Person” means an individual, corporation, partnership, association, limited liability company, trust, joint venture, unincorporated organization, other legal entity or group (as defined in Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended).

“Petition Date” is defined in the preamble to this Agreement.

“Post-Closing Tax Period” means any taxable period beginning after the Closing Date and, with respect to any Straddle Period, the portion of such Straddle Period beginning after the Closing Date.

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date and, with respect to any Straddle Period, the portion of such Straddle Period ending on or including the Closing Date.

“Property Taxes” is defined in Section 11.3.

“Purchase Price” is defined in Section 2.1.

“Purchased Assets” is defined in Section 1.1.

“Required Consents” is defined in Section 4.4(a).

“Required Governmental Approvals” is defined in Section 5.3.

“Sale Motion” is defined in Section 7.1.

“Sale Order” is defined in the preamble to this Agreement.

“Seller Documents” is defined in Section 4.1.

“Sellers” is defined in the preamble to this Agreement.

“Straddle Period” means any Tax period beginning before or on and ending after the Closing Date.

“Taxes” means (i) any federal, state, local, or non-U.S. income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, whether computed on a separate or consolidated, unitary or combined basis or in any other manner, including any interest, penalty, or addition thereto, and (ii) any amount described in clause (i) payable by reason of contract, assumption, transferee or successor liability, operation of law or otherwise.

“Tax Return” means any return, declaration, report, claim for refund, information return or other document (including any related or supporting information) required to be filed with any Governmental Authority with respect to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“TGS Contract” is defined in Section 5.11(c).

“Transfer Taxes” is defined in Section 11.1.